June 27, 2006
VIA EDGAR, OVERNIGHT COURIER AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
Fax. No. (202) 772-9210
Attention:           Tamara Tangen, CPA
                           Division of Corporation Finance

Re:	Comment Letter Dated June 13, 2006
Juniper Networks, Inc.
Form 10-K for the Fiscal Year ended December 31, 2005
Form 10-Q for the Fiscal Quarter ended March 31, 2006
Forms 8-K filed January 25, 2006 and April 19, 2006
File No. 0-26339
Ladies and Gentlemen:
     We refer to Mr. Krikorian’s letter dated June 13, 2006 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the correspondence from Juniper Networks, Inc. (the “Company”) dated May 17, 2006, the Company’s Form 8-K dated April 19, 2006 and the Company’s Form 10-Q for the Fiscal Quarter ended March 31, 2006. Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in Mr. Krikorian’s letter immediately preceding our response thereto.
Correspondence from the Company dated May 17, 2006, Exhibits A and B
     Staff Comment #1:
     Ensure that a reconciliation to the most comparable GAAP measure is presented for each non-GAAP measure discussed in your press release. For example, we note that you present non-GAAP earnings per share, however, you have not provided a reconciliation between that amount and GAAP EPS.
     Response to Comment #1:
     We confirm our intention to reconcile the most comparable GAAP measure presented for each historical non-GAAP measure disclosed in our quarterly earnings press releases. As noted by the Staff, such presentation will also include reconciliation of non-GAAP EPS to GAAP EPS. An example of such reconciliation based upon the Company’s earnings press release for the quarter and year ended December 31, 2005 is attached to this letter as Exhibit A.

     Staff Comment #2:
     We note that you intend to present reconciliations to non-GAAP operating income as well as to non-GAAP measures of cost of revenues, gross margin, research and development, sales and marketing and general and administrative expenses. In addition to presenting individual reconciliations of each non-GAAP measure, compliance with Item 10(e)(1)(i) of Regulation S-K and Regulation G would also require justification of each individual non-GAAP measure according to the requirements set forth in comment 2 of our letter of April 19, 2006. Refer to Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Tell us why you believe the inclusion of this information is necessary when these amounts are not discussed in your press release or revise your disclosures accordingly. Further, it is not clear how management uses the non-GAAP information that excludes stock-based compensation to conduct or evaluate its business in each of the areas of operations (selling and marketing, general and administrative expensive, etc.) Stock based compensation is a form of compensation similar to cash and is viewed as compensation by the recipients. If this form of compensation was removed from the recipient’s overall compensation package, how does management determine that an employee’s performance would remain unchanged such that it would not affect the Company’s overall operations? For instance, would the performance of an employee responsible for sales and marketing be changed if a portion of his or her compensation package were eliminated? If so, then why would management exclude this compensation in analyzing your business performance?
     Response to Comment #2:
     As noted by the Staff, we intend to present reconciliations of many historical non-GAAP measures that are not specifically discussed in the text of our earnings press release such as non-GAAP measures of cost of revenues, gross margin, research and development, sales and marketing, general and administrative expenses and other items. We believe our investors find these additional non-GAAP measures to be useful in their analysis of our financial performance. The Company’s practice is to hold a conference call on the same date as we issue the press release containing our financial results. This conference call is generally more than an hour in duration and affords the opportunity to discuss our financial results in more detail and more interactively than can be the case with a press release. As a result, we discuss a fewer number of items in the text of the press release than we ultimately discuss on the conference call. However, to ensure that all investors receive the data and in compliance with the rules of the SEC, we present in the tables attached to the press release the historical non-GAAP items that we expect to present on the conference call or that we expect investors to inquire about on the call, together with the reconciliations of those non-GAAP measures to the corresponding GAAP measures.
     With respect to stock based compensation, the Staff has inquired why management would exclude this form of compensation in analyzing the Company’s business performance. Management agrees that stock based compensation is an important part of the overall compensation offered to many employees. However, it is very different from other forms of compensation. A cash salary or bonus has a fixed and unvarying cash cost. For example, the expense associated with a $10,000 bonus is equal to exactly $10,000 in cash regardless of when it is awarded and who it is awarded by. In contrast, the expense associated with an award of an option for 1,000 shares of stock is unrelated to the amount of cash ultimately received by the employee; and the cost to the Company is based on a stock-based compensation valuation methodology and underlying assumptions that may vary over time and that does not reflect any cash expenditure by the Company because no cash is expended. Furthermore, the expense associated with granting an employee an option is spread over multiple years unlike other compensation expenses which are more proximate to the time of award or payment. For example, the Company may be recognizing expense in a year where the stock option is significantly underwater and is not going to be exercised or generate any compensation for the employee. The expense associated with an award of an option for 1,000 shares of stock by the Company in one quarter may have a very different expense than an award of an identical number of shares in a different quarter. Finally, the expense recognized by the Company for such an option may be very different than the expense to other companies for awarding a comparable option, which makes it difficult to assess our operating performance relative to our competitors. Because of these unique characteristics of stock based compensation, management excludes these expenses when analyzing the organization’s business performance. Accordingly, we believe that it is useful to provide our investors this non-GAAP information in addition to, and not as a substitute for, the corresponding GAAP measure of financial performance.
Form 8-K filed on April 19, 2006
     Staff Comment #3:
     We note that in your reconciliation between GAAP and non-GAAP cash flows from operations you are adjusting the current period GAAP amount to add back the tax benefit related to employee stock options. Your response of May 17, 2006 indicates that your intent in presenting this non-GAAP measure is to enable readers to compare your current operating and financing cash flows with those in periods prior to the adoption of SFAS 123(R), however, you have not presented a corresponding non-GAAP measure related to cash flows from financing activities. Please explain. In addition, tell us what consideration you have given to presenting non-GAAP operating cash flows by adjusting the historical amount to conform with current GAAP requirements and why you believe that adjusting the current period amount is preferable.
     Response to Comment #3:
     We confirm our intention to provide in the future a corresponding non-GAAP measure for cash flows from financing activities (and the appropriate reconciliations to GAAP) if we present the above referenced historical non-GAAP measure for cash flows from operations. An example of such presentation based upon the Company’s earnings press release for the quarter ended March 31, 2006 is attached to this letter as Exhibit B.
     We believe that with respect to the cash flow reconciliation, adjusting the historical amount to conform to current GAAP requirements would not provide investors with useful information as the tax benefit in the current period was not effective during historical periods. In addition, we believe that revision of our historical GAAP financial presentation could lead to investor confusion over the cash flow results previously disclosed by the Company.

Accordingly, we do not intend to adjust the historical amount to conform to current GAAP requirements in this context.
Form 10-Q for the Fiscal Quarter Ended March 31, 2006
Controls and Procedures, page 35
     Staff Comment #4:
     We note that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures “are effective to ensure that information required to be disclosed by the company in reports that it files under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.” Please tell us whether your disclosure controls and procedures were assessed as being effective based upon the full definition contained in Rule 13a-15(e). That is, tell us, and confirm that you will disclose in future filings, whether your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
     Response to Comment #4:
     We hereby confirm to the Staff that the Company’s disclosure controls and procedures were assessed as being effective based upon the full definition contained in Rule 13a-15(e). Accordingly, in future filings, our disclosure will also expressly provide that the Company’s certifying officers concluded that the Company’s disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports the Company files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
     Staff Comment #5:
     We note that there has been “no significant change” in your internal control over financial reported during the first quarter of 2006. Confirm to us, and revise future filings to state, whether there was any change that materially affected or was reasonably likely to materially affect your internal controls over financial reporting during the period being reported on. See item 308(c) of Regulation S-K.
     Response to Comment #5:
     We hereby confirm to the Staff that there was no change in the Company’s internal control over financial reporting during the first quarter of 2006 that materially affected or was reasonably likely to materially affect the Company’s internal control over financial reporting. Accordingly, in future filings, we will revise our language to state whether there was any change in the Company’s internal control over financial reporting that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting during the period being reported on.
*           *           *           *           *
     In response to the Staff’s request, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, please do not hesitate to call the undersigned at (408) 745-2384.

Very truly yours,

JUNIPER NETWORKS, INC.

/s/ Mitchell L. Gaynor
Mitchell L. Gaynor
Vice President, General Counsel and Secretary

cc:	Katharine Martin, Esq.
Vijaya Gadde, Esq.
Sam Lazarakis

Exhibit A
Juniper Networks, Inc.
Reconciliation of Non-GAAP and GAAP Earnings Per Share
(in thousands, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2005	2004	2005	2004
GAAP diluted net income per share	$0.17	$0.11	$0.59	$0.25
Compensation expense related to acquisitions	0.01	0.02	0.03	0.08
Amortization of acquired intangibles	0.04	0.03	0.14	0.10
In-process research and development	0.01	—	0.02	0.05
Acquisition related integration costs	—	—	—	0.01
(Gain) loss on investments	—	—	—	0.01
Patent cross-licensing expense	—	—	0.02	—
Restructuring, impairments and related costs	0.01	—	—	(0.01)
(Gain) loss from non-recurring engineering contract	—	(0.01)	—	(0.01)
Loss on redemption of convertible notes	—	—	—	0.01
Income tax effect and rounding	(0.04)	—	(0.08)	(0.05)

Non-GAAP diluted net income per share	$0.20	$0.15	$0.72	$0.44

Exhibit B
Juniper Networks, Inc.
Reconciliation between GAAP to non-GAAP Cash Flows from Operations
(in thousands)

	Three Months Ended
	March 31,
	2006	2005
GAAP cash flows from operations	$83,002	$134,389
Tax benefit of employee stock option plans	56,113	—

Non-GAAP cash flows from operations	$139,115	$134,389

Juniper Networks, Inc.
Reconciliation between GAAP to non-GAAP Cash Flows from Financing Activities
(in thousands)

	Three Months Ended
	March 31,
	2006	2005
GAAP cash flows (used in) provided by financing activities	$(78,754)	$39,380
Tax benefit of employee stock option plans	(56,113)	—

Non-GAAP cash flows (used in) provided by financing activities	$(134,867)	$39,380